                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------


                  WILSHIRE REAL ESTATE INVESTMENT TRUST INC.
           --------------------------------------------------------
                                (Name of Issuer)


                             COMMON ($.0001 PAR VALUE)
           --------------------------------------------------------
                          (Title of Class of Securities)


                                   971892104
           --------------------------------------------------------
                                 (CUSIP Number)


                   HOWARD AMSTER, 23811 CHAGRIN BLVD #200,
                   BEACHWOOD, OH 44122-5525 (216) 595-1047
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                10/26/98
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 971892104                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


                                 HOWARD AMSTER
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

                                       PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              348000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              586000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              348000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              586000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 425000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                  3.696%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971892104                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


                                TAMRA F. GOULD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

                                       PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              242000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              242000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                   0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                   0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971892104                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


                            AMSTER TRADING COMPANY
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

                                      WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              344000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              344000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                   0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                   0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                    CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971892104                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


             AMSTER TRADING COMPANY CHARITABLE REMAINDER UNITRUSTS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

                                       AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              344000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              344000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 344000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                  2.99%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                    OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971892104                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


          HOWARD AMSTER & TAMRA F. GOULD CHARITABLE REMAINDER UNITRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

                                      AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              242000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              242000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 242000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                  2.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                    OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 971892104                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


                              RAMAT SECURITIES LTD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

                                      WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              77000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              77000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                  77000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                   .67%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                    BD
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 971892104

Item 1. Security and Issuer


Wilshire Real Estate Investment Trust Inc.
Common stock ($.0001 Par Value)

Wilshire Real Estate Investment Trust Inc.
1776 S W Madison St.
Portland, OR 97205

Andrew A. Wiederhorn, Chairman/CEO/CFO/Sec/Treas

Item 2. Identity and Background.

Howard Amster and Tamra F. Gould are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.

Howard Amster is a 99 1/2% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

Howard Amster is a 83% owner of Ramat Securities Ltd. Mr. Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. Mr. Amster is not an officer of Ramat Securities Ltd. and does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Both, Mr. Amster and Ms. Gould disclaim beneficial ownership of the securities owned by this trust.

Amster Trading Company Charitable Remainder Unitrusts have been 100% funded by Amster Trading Company. Because Amster Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts.

a)   Howard Amster
b)   25812 Fairmount Blvd., Beachwood, Ohio 44122
c) Present principal occupation -- Investment Consultant Everen Securities, Inc. Securities Brokerage Firm 23811 Chagrin Blvd, Suite 200 Beachwood, Ohio 44122
d) Howard Amster has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Howard Amster has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.
f)   USA

a)   Tamra F. Gould
b)   25812 Fairmount Blvd, Beachwood, Ohio 44122.
c)   Present principal occupation -- Securities Trader Tamar Securities,
     Inc., a Broker Dealer 25812 Fairmount Blvd., Beachwood, Oh 44122
d) Tamra F. Gould has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Tamra F. Gould has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of schedule 13D within the last five years.
f)   USA

Amster Trading Company
25812 Fairmount Blvd
Beachwood, Ohio 44122
Investments

d) Neither the officers, directors, or shareholders of Amster Trading Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the officers, directors, or shareholders of Amster Trading Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in
     Item 2 of Schedule 13D within the last five years.

Amster Trading Company Charitable Remainder Unitrusts
22674 Halburton Road, Beachwood, Ohio 44122
Charitable Remainder Unitrusts

d) Neither the trusts or the trustee of the Amster Trading Company Charitable Remainder Unitrusts have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the trusts or the trustee of the Amster Trading Company Charitable Remainder Unitrusts have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust
22674 Halburton Road, Beachwood, Ohio 44122
Charitable Remainder Unitrust

d) Neither the trust or the trustee of the Howard Amster and Tamra F. Gould Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the trust or the trustee of the Howard Amster and Tamra F. Gould Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Ramat Securities Ltd
23811 Chagrin Blvd, Suite 200, Beachwood, Ohio 44122
Broker Dealer

d) Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the members or unitholders of Ramat Securities Ltd have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

Willshire Real Estate Investment Trust Inc. was purchased for the following:

Howard Amster's Individual Retirement Accounts purchased with personal funds without borrowing. The total consideration of the purchases is $1,098,767.48

Amster Trading Company Charitable Remainder Unitrusts purchased with trust assets without borrowing. The total consideration of the purchases is $1,046,189.30

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust purchased with trust assets without borrowing. The total consideration of the purchases is $781,443.30

Ramat Securities Ltd. purchased with working capital and margined borrowing with Bear Stearns & Co. The total consideration of the purchases is $322,040.00

Item 4.  Purposes of Transaction

Howard Amster's Individual Retirement Accounts, Amster Trading Company Charitable Remainder Unitrusts, Howard Amster and Tamra F. Gould Charitable Remainder Unitrust, and Ramat Securities Ltd. each acquired their shares for purposes of investment.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following:

a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

e) Any material change in the present capitalization or dividend policy of the issuer;

f) Any other material change in the issuer's business or corporate structure;

g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h) Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)   Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the Issuer

     b) The aggregate amount owned by the Group of Reporting Persons is 1,011,000 shares or 8.79% of the outstanding shares.

         Howard Amster in his individual retirement accounts owns 348,000 shares or 3.03% of the outstanding shares.

         Amster Trading Company Charitable Remainder Unitrusts owns 344,000 shares or 2.99% of the outstanding shares.

         Howard Amster and Tamra F. Gould Charitable Remainder Unitrust owns 242,000 shares or 2.1% of the outstanding shares.

         Ramat Securities Ltd owns 77,000 shares or .67% of the outstanding shares.

     c) The following table reflects shares acquired on NASDAQ as open market transactions:

     Name                   Date       Shares    Price    Executed by
     Howard Amster IRA      10/9/98     34,000   3.50     EVEREN Securities
                            10/19/98    24,000   3.25     EVEREN Securities
                            10/20/98    40,000   3.25     EVEREN Securities
                            10/26/98   250,000   3.0625   EVEREN Securities

     Amster Trading Co      10/9/98     28,000   3.50     EVEREN Securities
     Charitable Remainder   10/16/98    50,000   3        Friedman, Billings, Ramsey
     Unitrusts              10/19/98    10,000   3.25     EVEREN Securities
                            10/20/98    36,000   3.25     Friedman, Billings, Ramsey
                            10/21/98    50,000   3.3125   Friedman, Billings, Ramsey
                            10/27/98   170,000   2.837    Friedman, Billings, Ramsey

     Howard Amster/         10/9/98     38,000   3.50     EVEREN Securities
     Tamra F. Gould         10/16/98    50,000   3        Friedman, Billings, Ramsey
     Charitable Remainder   10/19/98    10,000   3.25     EVEREN Securities
     Unitrust               10/20/98   144,000   3.25     Friedman, Billings, Ramsey

     Ramat Securities Ltd   4/1/98       7,000   16.063   Friedman, Billings, Ramsey
                            10/9/98     40,000   3.2504   Friedman, Billings, Ramsey
                            10/27/98    30,000   2.6528   Friedman, Billings, Ramsey

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth in items 2, 3, 5 above.

Item 7.  Material to be Filed as Exhibits.

         Agreement between Howard Amster and Tamra F. Gould concerning this
         Schedule 13D.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: 10/29/98


/s/               /s/                     /s/
Howard Amster     Amster Trading          Howard Amster &
                  Company                 Tamra F. Gould
                                          Charitable Remainder
                                          Unitrust


/s/               /s/                     /s/
Tamra F. Gould    Amster Trading Co       Ramat Securities Ltd
                  Charitable Remainder
                  Unitrusts




------------------------------------------------------------------------------
                                   AGREEMENT

Howard Amster and Tamra F. Gould hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.

Date 10/29/98

                  /s/                     /s/
                  Howard Amster           Tamra F. Gould